SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Post Properties, Inc.

(Exact name of registrant as specified in its charter)

Georgia	58-1550675
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Riverside 4401 Northside Parkway, Suite 800 Atlanta, Georgia	30327-3057
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration file number to which this form relates:                      N/A

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each Class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 amends and restates in its entirety that certain Registration Statement on Form 8-A relating to the common stock of Post Properties, Inc. (the “Company”) filed with the Securities and Exchange Commission on June 12, 1993 (the “Registration Statement”).

Item 1.	Description of Company’s Securities to be Registered.

The description that follows is a summary of certain terms and provisions of the Company’s capital stock and is qualified in its entirety by reference to the Company’s Restated Articles of Incorporation, as amended, (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), which set forth in full the preferences, limitations and relative rights of each class of the Company’s capital stock and are attached as exhibits hereto.

CAPITAL STOCK OF THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.01 per share (the “Common Stock”) and 20,000,000 shares of preferred stock, (the “Preferred Stock”).

Common Stock

Dividends. Holders of Common Stock may receive dividends when declared by the Company’s board of directors out of funds that the Company can legally use to pay dividends. The Company may pay dividends in cash, stock or other property. In certain cases, holders of Common Stock may not receive dividends until the Company has satisfied its obligations to the holders of outstanding Preferred Stock.

Voting Rights. Holders of Common Stock have the exclusive power to vote on all matters presented to the Company’s shareholders unless Georgia law or the certificate of designations for an outstanding series of Preferred Stock gives the holders of that series of Preferred Stock the right to vote on specified matters. Each holder of Common Stock is entitled to one vote per share. Holders of Common Stock have no cumulative voting rights for the election of directors. This means that a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the board of directors.

Other Rights. If the Company voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of Common Stock will receive pro rata, according to shares held by them, any remaining assets distributable to the Company’s shareholders after the Company has provided for any liquidation preference for outstanding shares of Preferred Stock. When the Company issues securities in the future, holders of Common Stock have no preemptive rights. This means that the holders of Common Stock have no right, as holders of Common Stock, to buy any portion of those issued securities. Holders of Common Stock have no subscription, redemption or conversion rights.

Listing. The Company’s outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol “PPS”. The Company intends to list with the New York Stock Exchange any additional shares of Common Stock to be sold. ComputerShare serves as the transfer agent and registrar for the Common Stock.

Fully Paid. The Company’s outstanding shares of Common Stock are fully paid and nonassessable. This means that the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional monies for such shares. Any additional Common Stock that the Company may issue in the future will also be fully paid and nonassessable.

Preferred Stock

Pursuant to the Company’s Articles of Incorporation, the board of directors has the authority, without further shareholder action, to issue a maximum of 20,000,000 shares of Preferred Stock, including shares issued or reserved for issuance and to affix and determine the relative rights, preferences and privileges of each class or series of Preferred Stock issued. As of the date of filing of this Registration Statement, the board of directors has designated 1,150,000 shares, 900,000 of which are issued and outstanding, as 8 1/2% Series A cumulative redeemable preferred stock (the “Series A Preferred Shares”), 2,300,000 shares, 2,000,000 of which are issued and outstanding, as 7 5/8% Series B cumulative redeemable preferred stock (the “Series B Preferred Shares”), 2,300,000 shares, none of which are outstanding, as 7 5/8% Series C cumulative redeemable preferred stock (the “Series C Preferred Shares”) and 2,800,000 shares, none of which are outstanding, as 8% Series D cumulative redeemable preferred stock (the “Series D Preferred Shares”), each class ranking pari passu with each other and senior to Common Stock as to dividends and upon liquidation.

Anti-Takeover Provisions Contained in the Company’s Articles of Incorporation and Bylaws

Certain provisions of the Company’s Articles of Incorporation and Bylaws may make it less likely that management would be changed or someone would acquire voting control of the Company without consent by the board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their Common Stock.

Preferred Stock. The Company’s board of directors can at any time, under its Articles of Incorporation and without shareholder approval, issue one or more new series of Preferred Stock. In some cases, the issuance of Preferred Stock without shareholder approval could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy contest or otherwise. Preferred Stock with special voting rights or other features issued to persons favoring management could stop a takeover by preventing the person trying to take control of the Company from acquiring enough voting shares necessary to take control.

Nomination Procedures. Shareholders, as well as the Company’s board of directors, can nominate candidates for the board of directors. However, a shareholder that wants to nominate a candidate for the board of directors at the annual meeting must follow the advance notice procedures described in the Bylaws. In general, a shareholder must submit a written notice of the nomination complying with the provisions of the Company’s Bylaws to the Company’s corporate secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the preceding year’s annual meeting of shareholders, provided that if the annual meeting is not scheduled within twenty-five (25) days of such anniversary date, such notice must be delivered by the tenth day following the date on which the annual meeting date is publicly disclosed or the notice of the annual meeting is mailed.

Proposal Procedures. Shareholders can propose that business other than nominations to the board of directors be considered at an annual meeting of shareholders. However, a shareholder that wants to propose such business at a meeting, other than pursuant to Rule 14a-8 promulgated under the Exchange Act, must follow the advance notice procedures described in the Company’s Bylaws. In general, a shareholder must submit a written notice of the proposal and the shareholder’s interest in the proposal complying with the provisions of the Company’s Bylaws to the Company’s corporate secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the preceding year’s annual meeting of shareholders, provided that if the annual meeting is not scheduled within twenty-five (25) days of such anniversary date, such notice must be delivered by the tenth day following the date on which the annual meeting date is publicly disclosed or the notice of the annual meeting is mailed.

Amendment of Bylaws. Under the Company’s Bylaws, the board of directors can adopt, amend or repeal the Bylaws, subject to limitations under the Georgia Business Corporation Code (the “GBCC”). The Company’s shareholders also have the power to change or repeal the Company’s Bylaws.

Georgia Anti-Takeover Statutes

The GBCC restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. The Company has not elected to be covered by such restrictions.

The Georgia business combination statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (1) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder”, or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an “interested shareholder.” For purposes of this statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (1) certain “fair price” criteria are satisfied, (2) the business combination is unanimously approved by the continuing directors, (3) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder;” or (4) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period. The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Limitation on Mergers and Asset Sales

The Company may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of Post Apartment Homes, L.P., a Georgia limited partnership (the “Operating Partnership”), or sale of substantially all of the assets of the Operating Partnership, which sale or merger must be approved by the holders of a majority of the Operating Partnership’s outstanding partnership units (the “Partnership Units”). The Company currently holds a majority of the outstanding Partnership Units. If the Company were ever to hold less than a majority of the Partnership Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company. The foregoing limitation may have the effect of precluding a merger, consolidation or other combination of the Company without the consent of the board of directors.

Restrictions on Transfer

For the Company to qualify as a REIT for federal income tax purposes, no more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, including certain entities that are treated as individuals for this purpose, during the last half of any taxable year. To facilitate the Company’s compliance with this requirement, the ownership limit under the Articles of Incorporation prohibits ownership, directly or under certain constructive ownership rules, by any person or persons acting as a group of more than 6.0% of the issued and outstanding shares of the Company’s Common Stock, subject to certain exceptions, including an exception for shares of Common Stock held by Mr. John A. Williams and Mr. John T. Glover, the Company’s former chairman and former vice chairman and certain investors for which the Company has waived the ownership limit. Together, these limitations are referred to as the “ownership limit.” Further, the Articles of Incorporation include provisions allowing the Company to stop transfers of or redeem its shares, which are intended to assist the Company in complying with these REIT-qualification requirements.

All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the ownership limitations and transfer restrictions described above.

Item 2.	Exhibits.

Exhibit	Description
3.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-11 (SEC file No. 33-61936.)

3.2	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.3	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.4	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.5	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.)

3.6	Amended and Restated Bylaws of the Company, effective as of March 14, 2008 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on March 20, 2008.)

3.7	Amended and Restated Bylaws of the Company, effective as of June 9, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 12, 2009.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

POST PROPERTIES, INC.

Date: March 3, 2009	By:	/s/ David P. Stockert
David P. Stockert
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
3.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-11 (SEC file No. 33-61936.)

3.2	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.3	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.4	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.)

3.5	Articles of Amendment to the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.)

3.6	Amended and Restated Bylaws of the Company, effective as of March 14, 2008 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on March 20, 2008.)

3.7	Amended and Restated Bylaws of the Company, effective as of June 9, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on February 12, 2009.)